Filed by IAC/
InterActiveCorp pursuant
to Rule 425 under the
Securities Act of 1933
and deemed filed under
Rule 14a-12 under the
Securities Exchange Act
of 1934 Subject
Company: IAC/InterActiveCorp
Commission File No.: 000-20570
Subject Company: Match Group, Inc.
Commission File No.: 001-37636
Date: December 19, 2019

IAC/InterActiveCorp. (IAC) Match Group Spin-off Call Corrected Transcript 19-Dec-2019 CORPORATE PARTICIPANTS Glenn H. Schiffman Executive Vice President & Chief Financial Officer, IAC Joseph M. Levin Chief Executive Officer, IAC Chairman, Match Group, Inc. Amanda Ginsberg Chief Executive Officer & Director, Match Group, Inc. Gary Swidler Chief Financial Officer, Match Group, Inc. ... OTHER PARTICIPANTS Brian Fitzgerald Analyst, Wells Fargo Securities LLC Jason Helfstein Analyst, Oppenheimer & Co., Inc. Kunal Madhukar Analyst, Deutsche Bank Securities, Inc. Youssef Squali Analyst, SunTrust Robinson Humphrey, Inc. ... MANAGEMENT DISCUSSION SECTION Operator: Good day and welcome to the IAC and Match Group Investor Conference Call. At this time, I would like to turn the conference over to the Mr. Glenn Schiffman the CFO of IAC. Please go ahead sir. ... ...................... Glenn H. Schiffman Executive Vice President & Chief Financial Officer, IAC Thank you, operator. Good morning, everyone. Glenn Schiffman here, and welcome to this joint IAC and Match Group call. Joining me today is Joey Levin , CEO of IAC and Chairman of Match Group; Mandy Ginsberg, CEO of Match Group; and Gary Swidler, CFO of Match Group. On this call, we will review the transaction presentation related to the proposed separation of IAC and Match Group which is currently available on the Investor Relations sections of both of our websites, and then we will open it up to Q&A. Before we get to that, I'd like to remind you that, during this call, we may discuss our outlook and future performance. These forward-looking statements are subject to risks and uncertainties and our actual results could differ materially from the views expressed today. Some of these risks have been set forth in reports filed with the SEC, by IAC and Match Group. We may also discuss certain non-GAAP measures which, as a reminder, include adjusted EBITDA which we'll refer to today as EBITDA for simplicity during this call. I'll also refer you to our presentation and, again, to the Investor Relations sections of our respective websites for all comparable GAAP measures and full reconciliations for all material non-GAAP measures. Finally, in connection with the proposed transaction, we expect to file documents with the SEC. You are urged to read these documents because they will contain important information about the proposed transaction. You can obtain free copies of the documents we file with the SEC by contacting our respective investor relations teams or from the SEC's website. 2 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

IAC/InterActiveCorp. (IAC) Match Group Spin-off Call Corrected Transcript 19-Dec-2019 One further note, before I turn it over to Joey, many of the numbers in the presentation are illustrative based on current market values and the actual values will be determined formulaically at closing. We have footnoted these assumptions extensively throughout the deck. So, please read the deck in its entirety. Now, let's jump right into it. Joey? ... Joseph M. Levin Chief Executive Officer, IAC Chairman, Match Group, Inc. First of all, thank you all for joining us, squeezing us in here on very short notice. Obviously, we like to give a lot more warning when we're doing things to get people involved. But that’s the nature of transactions like these, and we've really been moving mountains to get this done before the holiday. Most importantly, I am very pleased to report that we do – have reached an agreement with the special committee, Match Group and it is an agreement that, I think, puts both companies in phenomenal shape for the future. These agreements are never easy, and they're never as straightforward as you expect or, certainly, as I expect at the outset, and this one was no exception. But we're really grateful to everyone involved in getting this thing done, and that goes from the special committee who I've always respected enormously, and even more so through this process; and the advisors from JPMorgan and Goldman Sachs and [indiscernible] (00:03:20), people have been really working around the clock to get these things done. And no matter how much time you have, those last few nights end up involving a few all-nighters. And so, hopefully, some of those people who were involved in this are skipping this call and getting some well-earned rest. And especially thank you to Mandy and the Match leadership, who are a significant part of the reason that we're at this point, because the business is doing so well and we're able to get something like this done. And so, the deal itself, mission accomplished. We have two healthy thriving separate public companies well-equipped for their next chapters. Glenn and Gary are going to take you through the particulars, but the highlight is that when it's all done, IAC shareholders will each directly hold an interest in Match Group, and both IAC and Match will be properly separately capitalized – IAC with net cash and Match with net debt, and both with really bright futures. Match is a clear leader in its category really with the best [ph] goal on earth (00:04:25), which is bringing people together. And not to mention, a phenomenal financial model, which is really unmatched among consumer Internet peers and public companies generally. And [ph] at remaining (00:04:37) IAC, we have a great assembly of businesses with exciting opportunities, that's ANGI, Dotdash, Vimeo, [ph] Ask (00:04:45), Bluecrew, these – many of these are relatively small bets, certainly very small bets in the context of relative to Match, and those small bets are going to start to matter again for IAC. And that's really what drives the building process for us. And that's really what – where we thrive and have fun. So, we're excited to get back into that. I'll turn it over to Mandy to say a few remarks, and then we'll get to into the details of the transaction. ... Amanda Ginsberg Chief Executive Officer & Director, Match Group, Inc. Good morning, everyone, and thanks for joining us. So, if you turn to slide 3, I just want to mention a few of the big benefits that we see from the Match Group perspective. We're excited to be able to announce the transaction 3 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

IAC/InterActiveCorp. (IAC) Match Group Spin-off Call Corrected Transcript 19-Dec-2019 this morning. The special committee of the board did a great job getting us here, and they really worked tirelessly to make sure that Match Group is best positioned for growth, and really helping us continue our growth trajectory. On the right-hand side of the slide, you'll see the benefits. It includes, obviously, the elimination of our dual class voting structure. So, now, all shareholders will have an equal say in direction of the company. The next one is enhanced trading liquidity. The one thing that I hear – Gary and I hear consistently is that a lot of our shareholders want to own more of our stock. And given that there was not a lot of [ph] float (00:06:07), that wasn't possible. This transaction accomplishes now that ability for people to invest in us directly and invest more in our future, especially as we lay out our own plans for growth in the future. I'm confident, as we complete the transaction, we will have the flexibility we need to continue to invest not just in our current businesses, but also to make opportunistic acquisitions to help further grow our business globally. We also think that this gives us the ability to buyback our stock at attractive prices using inexpensive debt. We are always thrilled to bet – make a bet on ourselves and our future. And last, which I want to make – last point I want to make, which is an important one, is that this transaction eliminates voting control that makes us eligible for inclusion of the S&P 500, which is clearly an important index that we, right now, cannot participate in. W e don't expect this to happen tomorrow, but it is a possibility down the road, and we think that could create significant and new investor demand. As everyone knows on the call listening in, we IPO-ed four years ago. And since then, we've just made incredible strides in the business. And over the last two years, we've outperformed every major stock index and consistently delivered great results, creating real shareholder value. Personally, I'm really proud of what we've accomplished today. And I'm confident that we're ready for what lies ahead. We have virtually all the functions we need to be a fully independent standalone company, and we're ready to go. ... ....................................... Joseph M. Levin Chief Executive Officer, IAC Chairman, Match Group, Inc. Agreed. I'll just turn to page 4 quickly. This is a high-level summary, but today or as of, I guess, yesterday, IAC closed at $223 a share. And if you run through the calculations that are in the contract, the value for an IAC shareholder in the end is based on, again, where current stock is, would split about 70/30 Match and IAC. And – we'll take you through the adjustments over the next few pages. But in the end, an IAC shareholder will end up with one share in IAC which is – which we calculate here as the difference between the $223 that IAC closed at yesterday and the number of shares that a Match Group – sorry, that an IAC shareholder will get in Match Group which is 2.35 Match Group shares times Match's share price. The – one share in IAC. IAC is a company that will have, of course, all of IAC's businesses, excluding the Match Group. And also, we'll have a little under $3 billion of cash and no debt. The shares in Match going to an IAC shareholder, once we go through the calculations is about 2.35 Match Group shares, that Match Group will have about $3.5 billion of pro forma net debt and we expect that to be a little over 4 times EBITDA. That's also had fewer shares outstanding because some of IAC's existing Match shares will have been effectively retired in this transaction. And all those numbers can move around a little bit before we get to the finish line, but we think we're likely to remain in that ballpark. There's a lot of machinations back and forth in here. So, I'm going to turn it over to Glenn to show us how we got there. ............................................................................................................................. ......................................................................................................................... Glenn H. Schiffman Executive Vice President & Chief Financial Officer, IAC 4 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

IAC/InterActiveCorp. (IAC) Match Group Spin-off Call Corrected Transcript 19-Dec-2019 Thanks, Joey. If we can turn to page 5, there's a lot to digest here. I'll go through the summary, and then Gary and I are around to discuss this after the call to help you with it, if and as necessary. But the structure will be a separation of IAC and Match Group into two independent public companies. You'll see it referenced and we'll talk about them, new IAC and new Match Group as a simplifying term. IAC shareholders will receive a direct ownership interest in new Match proportionate to IAC's stake in Match Group, that's the 2.35 shares that Joey referenced on the slide earlier. New Match will have a single class of common stock, that's one vote, one share, as Mandy referenced in her remarks. The Match Group public shareholders will receive one share of new Match and $3 per share in cash consideration. These Match public shareholders can elect to receive that cash consideration in cash or in additional shares of new Match, again worth $3. IAC will receive that $3 per share in cash. IAC will own 228 million shares of Match, so let's call that $680 million distribution to IAC. The aggregate cash not elected by the Match Group public shareholders, and that's if the Match Group public shareholders decide to get more shares in Match, that cash of $160 million will be paid to IAC. With IAC shareholders stake in new Match reduced proportionally. That will take the distribution ratio from the 2.35 shares Joey referenced to approximately 2.32 shares. Match Group will fund the cash consideration of $840 million through cash on hand and new borrowings. Each shareholder of IAC common and IAC Class B common stock will receive an equivalent interest in new IAC, equivalent to what they hold today. The – Joey talked about the exchangeables. New Match will retain $1.7 billion face value of IAC's current exchangeable notes and the related hedging instruments. We've simplified that in this presentation in aggregate and called the hedging instruments and the exchangeable notes, exchangeables. IAC's shareholders' stake in new Match will be reduced at closing by the market value of those exchangeables, that's currently $1 billion – $1.8 billion. The exchangeables valuation are subject to a reciprocal [ph] collar (00:12:44) mechanism and related termination rights by both parties. I think the last page of the appendix lays out how that actually works. In terms of timing, we expect to close the transaction at the end of the second quarter of next year. We will file the 8-K with the transaction agreement by the end of this week. We will file an S-4 during the first quarter. That S-4 would need to be approved by the Securities and Exchange Commission. Shareholder votes will follow. Averaging periods for a lot of the calculations will follow that. And we hope to close by June 30. If you turn the page, additional summary items. Outstanding IAC stock options will be split 30% to new IAC, 70% to new Match, based on the company's relative valuation at closing. That results in Match assuming $11 million options. That's $550 million of in the money value today. IAC will compensate Match for 40% – bless you – for 40% of the total awards assumed. Match Group will acquire two of IAC's buildings in Los Angeles for stock. New Match will compensate IAC for certain tax attributes that remain with new Match. In terms of governance, following the transaction, the Match Group board will consist of 11 directors and be classified. A majority of the directors will be independent and we will be adding three independent directors. Joey Levin will initially serve as Executive Chairman and I will remain on the board. There will be a potential – lastly, there will be a potential sale of up to $1.5 billion of new Match equity at IAC's election, with the proceeds paid to new IAC. IAC shareholders' stake in new Match will be reduced by that – by the like amount. For example, to give you a numerical example, if $1.5 billion is sold, 22 million – that will represent 22 million of new Match – 22 million shares of new Match equity and take the 2.35 shares distribution ratio to 2.1 shares. 5 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

IAC/InterActiveCorp. (IAC) Match Group Spin-off Call Corrected Transcript 19-Dec-2019 Page 12 in the appendix neatly lays out all of this in numerical form and bridges the amount of Match shares retired for the assumption of the net liabilities from IAC. It also illustrates how IAC's holdings in Match go from a current 2.7 Match shares per IAC share to the referenced 2.35 Match shares per IAC per share that we talk about throughout the presentation. If you turn the page to 7, what does this mean for IAC? Increased transaction. As of June 30, we estimate the cash balance of [$2.2 billion] (00:16:07). You see our exchangeable debts at – our exchangeable debt at face value. And assuming 2 million shares from the transfer of the buildings to Match, IAC will own 228 million shares of Match. The middle column has the transaction adjustments, the $680 million distribution for Match I referenced earlier, the assumption of the $1.7 billion of exchangeables, and then reduction in IAC's Match shares of net 29 million shares as a result of the puts and takes on the previous page and the puts and takes enumerated on page 12. That leaves IAC with $2.9 billion of cash that will be a $160 million higher if Match shareholders elect stock in lieu of the cash distribution. No debt, as Joey referenced in his remarks. And [199 million shares] (00:17:12) of Match to be distributed. Gary? ................................................................................................................................................................................ ...................................................................... Gary Swidler Chief Financial Officer, Match Group, Inc. Thanks, Glenn. On slide 8, we show the potential impact of the transaction on Match Group's balance sheet, leverage levels, and shares outstanding. We have a need for about $840 million to fund the $3 per share in cash consideration. We plan to use approximately $340 million of cash on hand to do so, which we expect would leave us with approximately $260 million in cash at June 30, next year. We currently have $1.6 billion of debt. And if you add the IAC exchangeable notes at their face value of $1.7 billion and assume new of debt of $500 million to fund the balance of the cash consideration, that would take our total debt at June 30 next year to $3.8 billion gross and $3.5 billion net of the remaining cash on hand. That would make our net leverage 4.2 times based on expected last 12 months EBITDA at June 30, 2020, [ph] 2 times (00:18:18) of which comes from assuming the exchangeables. We believe these levels are very manageable for our company given its strong free cash flow generation and EBITDA growth, which creates natural de-leveraging. In this transaction, we expect to reduce our fully diluted shares outstanding from 295 million today to 276 million, as a result of the shares forfeited by IAC for the net liabilities we're assuming, partially offset by the purchase of the [ph] LA real estate (00:18:45) and the assumption of certain stock options from IAC. The detail for all of this is included on slide 16 in the appendix. Slide 9 here shows that we've been right around these leverage levels previously. At the time of our IPO in late 2015, we had an excess of 4 times net leverage, which we reduced to 1.7 times as of last quarter, despite having also returned $1.2 billion of capital to shareholders in dividends and share buybacks. Our plan is to de-lever again after this transaction, and we expect to be under 3 times net leverage within 18 months of the closing. Importantly, we do not expect any impact on our ability to invest in organic growth as a result of this transaction. Investing in our business remains our number one capital allocation priority. We plan to emphasize de-levering to return to our more historical leverage levels following the transaction, and we intend to use share buybacks opportunistically. Following the closing of the transaction, we're confident we'll continue to have the financial flexibility we need to drive growth. Our business generates significant cash flow and provides us the ability to de-6 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

IAC/InterActiveCorp. (IAC) Match Group Spin-off Call Corrected Transcript 19-Dec-2019 lever and also to invest in both organic growth and opportunistic M&A. Our target is to be under 3 times net leverage by the end of 2021, and we'll manage our balance sheet accordingly. As Mandy said, we feel that this transaction puts Match Group in a terrific position, removing our dual class voting structure and leaving the company with manageable leverage and appropriate financial flexibility. We believe it will enable us to manage our capital independently and should have trading benefits for the stock, including a larger, more [ph] disbursed float (00:20:28) and the potential for index inclusion. It also gives us the opportunity to make a bet on our business and buyback our stock from IAC using low cost debt. The Match Group team is excited and ready for this milestone and it's positioned to continue to deliver value for all shareholders, as we've done for the last four-plus years. With that, I'll turn it back to Joey. ............................................................................................................................ .......................................................................................................................... Joseph M. Levin Chief Executive Officer, IAC Chairman, Match Group, Inc. Thanks, Gary. God knows there's a lot in here to digest, and we've been at this for a very long time, and just now bringing everybody into the details of this, so it may take a little time for us to process. But, we'll turn to questions and – if there are any. And then, as Glenn and Gary both said, we're of course always available to able to answer any questions and try to help people understand this. So, operator, can we go to the queue? ............................................................................................................................. ......................................................................................................................... QUESTION AND ANSWERSECTION Operator: Yes. [Operator Instructions] We'll pause for just a moment to allow everyone an opportunity to signal. Our first question comes from Brian Fitzgerald with Wells Fargo. ............................................................................................................................. ......................................................................................................................... Q Brian Fitzgerald Analyst, Wells Fargo Securities LLC Thanks [indiscernible] (00:21:52) sorry, Gary. It's just a clarification on the leverage levels. You gave us that Match track record, 4.1 times down to 1.7 times over kind of 3.5 to 4 years, and then the bogey for under 3 times in 18 months. I guess, it – and that's consistent with prior execution and with commentary, so we're comfortable with that. Is it reasonable to expect kind of an analogous path and analogous levels after four years, kind of that same kind of 1.7 times kind of bogey? ... A Gary Swidler Chief Financial Officer, Match Group, Inc. Yeah. Look, I think our – we're saying that we want to come under 3 times. I think if you look at our forecast, I think we actually can get there more quickly and do better, but it'll depend on the mix of things we decide to do between M&A and buyback and other things. So, I think we've got the flexibility we need to probably get to similar levels to where we are now. But right now, our stated goal is to get under 3 times. We're very comfortable operating the business under 3 times. We're probably at an unnaturally low level of leverage today, so I wouldn't say that's the target. But there's certainly the path to get there, that's why we choose to do. It'll just depend on the mix of strategic things, we decide to do with our capital. But that is certainly a possibility. ............................................................................................................................. ......................................................................................................................... 7 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

IAC/InterActiveCorp. (IAC) Match Group Spin-off Call Corrected Transcript 19-Dec-2019 Q Brian Fitzgerald Analyst, Wells Fargo Securities LLC Yeah. Okay. Thanks, guys. Congrats. ... ............. A Gary Swidler Chief Financial Officer, Match Group, Inc. Sure, thank you. ............................................................................................................................. ......................................................................................................................... Operator: Our next question comes from Jason Helfstein with Oppenheimer. ............................................................................................................................. ......................................................................................................................... Q Jason Helfstein Analyst, Oppenheimer & Co., Inc. Thanks. Can you help us just a bit from a modeling standpoint, just where we are today, what would the pro forma interest – reported interest expense look like at Match? And then, if you want to kind of bring that down to cash interest? And then, same thing, kind of any – and then, any different tax treatment as well do you think kind of post this transaction at Match [indiscernible] (00:23:40)? ................................................................................................................................ ...................................................................................................................... A Gary Swidler Chief Financial Officer, Match Group, Inc. Okay. So, we're going to update all of our guidance [ph] through all this (00:23:44) when we get to the next earnings call. But I think if you want to look at the interest, there's two components of it to think about, right? The first is, I've said, we have to do a $500 million new debt issuance. And so, we haven't decided exactly what flavor of debt we'll do. But if you think of that as [ph] five or five (00:24:02) and change kind of coupon debt potentiall y, that gives you that piece of the interest. And then, obviously, we're taking on these exchangeables, which the interest rate of coupon for those is publicly known. So, those are the two pieces that we're adding, and that's really it. Was there a second part of that question that you asked? ............................................................................................................................. ......................................................................................................................... Q Jason Helfstein Analyst, Oppenheimer & Co., Inc. Tax. ............................................................................................................................. ......................................................................................................................... A Glenn H. Schiffman Executive Vice President & Chief Financial Officer, IAC Tax. ............................................................................................................................. ......................................................................................................................... A Gary Swidler Chief Financial Officer, Match Group, Inc. Well, in terms of our [ph] cash tax calculation (00:24:23), look, we are assuming some NOLs as part of this transaction. And as a result of that, I think it's reasonable to expect that we'll become a cash tax payer a little bit later than we had been anticipating previously. But we got to refine some of those calculations and, again, it's something we will plan to update as we always do for next year when we get to our next earnings call. But I think you expect to see a little bit of a delay. ............................................................................................................................. ......................................................................................................................... A Glenn H. Schiffman Executive Vice President & Chief Financial Officer, IAC 8 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

IAC/InterActiveCorp. (IAC) Match Group Spin-off Call Corrected Transcript 19-Dec-2019 Yeah. And there's no change in aggregate tax attributes including it, measuring the whole family, so to speak, just a little shifting between IAC and Match. And then, Gary's answer obviously was on – was in respect of cash. As you know, Jason, the exchangeables will sport a higher effective interest rate from a book perspective, because you have to amortize the OID in respect of the call spread attached to the exchangeables. So, just model something higher, similar to what IAC has been reporting for the last couple of quarters. ... .......... A Joseph M. Levin Chief Executive Officer, IAC Chairman, Match Group, Inc. Next question. ............................................................................................................................. ......................................................................................................................... Operator: Our next question comes from Kunal Madhukar from Deutsche Bank. ............................................................................................................................. ......................................................................................................................... Q Kunal Madhukar Analyst, Deutsche Bank Securities, Inc. Hi. Thanks for taking the question. Congratulations on getting the deal done. Quick one on the $1.5 million of potential equity sale, what is that contingent on or who decides that? How does it happen, do you do a block trade, do you do a secondary? How does that work? Thanks. ... .... A Joseph M. Levin Chief Executive Officer, IAC Chairman, Match Group, Inc. Yeah. That's really at IAC's election and it'll depend on market conditions and interest and we could do it any number of ways. So, I think the goal, if we end up doing it, is to get shares into what we would expect to be permanent hands of people who have been interested in becoming Match shareholders or could be interested in becoming Match shareholders long-term. And if that opportunity is available, we would do that. And if not, we won't. ... A Glenn H. Schiffman Executive Vice President & Chief Financial Officer, IAC Yeah. And Kunal, to be clear, IAC does not have a specific target cash balance in mind. We're very comfortable at the $2.9 billion referenced on slide 7. ............................................................................................................................. ......................................................................................................................... Q Kunal Madhukar Analyst, Deutsche Bank Securities, Inc. Thanks. And a quick follow-up then, as to the timing. By when are – is there, like, you will decide three months before the close or you will decide at close, or how will that work? ............................................................................................................................. ......................................................................................................................... A Glenn H. Schiffman Executive Vice President & Chief Financial Officer, IAC We'll decide prior to close. ............................................................................................................................. ......................................................................................................................... Q Kunal Madhukar Analyst, Deutsche Bank Securities, Inc. Prior to close. Okay. Great. Thanks. Thank you. ............................................................................................................................. ......................................................................................................................... Operator: Our next question comes from Dan Salmon with BMO Capital Markets. 9 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

IAC/InterActiveCorp. (IAC) Match Group Spin-off Call Corrected Transcript 19-Dec-2019 Q Dan Salmon Hey. Good morning, everyone. And thanks for all the details on the deal. I'm sure we'll follow-up with some more particulars. But I just had a high level question maybe for Joey and Glenn. If – you've noted regularly recently and all of us know that the portion of what we call the stub value of IAC has been valued at a negative level for some time. As you look at the new structure of the company and, of course, we've got some trading to happen between now and then, certainly, I'm curious just how you would view that stub value in light of – or if that stub value remained negative, how would you view that in light of having a fairly significant cash balance year and no debt? Now, hopefully, investors can value that cash better than those stub businesses, I think as you've noted before, Joey. But just curious what you're thinking as you come to the close of this and look ahead about sort of immediate priorities for your own [ph] cash uses (00:28:20)? Thanks. ... ...... A Joseph M. Levin Chief Executive Officer, IAC Chairman, Match Group, Inc. Yeah. So, I'd say that the – as it relates to the stub value, who knows? That's, generally, when you separate these things, they're sometimes easier to value. But the priority on our cash I think is – I mean, there's the range of things that we've always done, but acquisitions and M&A and finding new businesses, I do think will be a reasonably near-term priority. Now, it's always been a priority. It's always something that we look at. But I do think that this transaction really opens up opportunities for IAC to focus on that component of our strategic flexibility. ............................................................................................................................. ......................................................................................................................... Q Dan Salmon Okay. Thank you. ............................................................................................................................. ......................................................................................................................... A Joseph M. Levin Chief Executive Officer, IAC Chairman, Match Group, Inc. Thanks, Dan. ............................................................................................................................. ......................................................................................................................... Operator: Our next question comes from with us Youssef Squali with SunTrust. ................................................................................................................................................................................... ................................................................... Q Youssef Squali Analyst, SunTrust Robinson Humphrey, Inc. Oh, great. Thank you. Just two quick questions. Is it just basically fair to assume that the buybacks now will be taking a back seat to the deleverage at least over the next 18 months as you try to bring down your leverage? I think you talked – you used the language around being opportunistic. Maybe you can just provide some color on that? And then, Joey, on IAC side of the house, a ton of cash, $3 billion pro forma, no debt. How should we be thinking about your plans or appetite to invest aggressively internally, i.e., in Vimeo and Dotdash versus maybe appetite for M&A short-term? Thank you. ............................................................................................................................. ......................................................................................................................... A Gary Swidler Chief Financial Officer, Match Group, Inc. Youssef, on the buybacks, which I think is a Match question, look, I think the way you can characterize it is, right, 10 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

IAC/InterActiveCorp. (IAC) Match Group Spin-off Call Corrected Transcript 19-Dec-2019 maybe back seat is a better way than opportunistic, as we said. I think that's right. If for whatever reason, the stocks fell due to the market or something we saw a real opportunity to buy back stock, we may decide that's a good use of our cash. But right now, we're going to try to prioritize other things ahead of buybacks and see if we can get leverage back to where we think it should be over time. So, yeah, I think back seat is a very fair way to explain what our – [ph] what we're trying to do. (00:30:45) We're not taking it off the table entirely. We still have 10 million or so share authorization to buyback. It's a tool we have, it's something we'll consider at all times. But we will sort of put it a little bit more to the back of the line than it's been up until now, because de-levering is a higher priority, given that we're at a higher leverage level right now or will be at when the transaction closes than we'd like to be, and so we're going to prioritize the de-levering piece of things. ... A Glenn H. Schiffman Executive Vice President & Chief Financial Officer, IAC And, Youssef, I'll draw your attention to page 16 of the slide. Recall, a critical component of this transaction is the initial buyback right now that Match is doing. So, the shares of Match are being reduced considerably, and a lot more frankly than their buyback IPO to-date. And financed with very low cost debt. ............................................................................................................................. ......................................................................................................................... A Joseph M. Levin Chief Executive Officer, IAC Chairman, Match Group, Inc. And, Youssef, on the priority for cash, it's both of those things. It is growth in our existing businesses, both operating growth and – organic growth, rather, and looking for M&A opportunities. And it's growth in M&A, generally, in new acquisitions. We're on the hunt for new companies and in big markets that we think have a – where we can find leaders or build leaders in those markets, and that's our game and we're excited to play it. ............................................................................................................................. ......................................................................................................................... Q Youssef Squali Analyst, SunTrust Robinson Humphrey, Inc. All right. Thanks, and congrats. ............................................................................................................................. ......................................................................................................................... A Joseph M. Levin Chief Executive Officer, IAC Chairman, Match Group, Inc. I think – thanks, Youssef. ............................................................................................................................. ......................................................................................................................... Joseph M. Levin Chief Executive Officer, IAC Chairman, Match Group, Inc. I think that's it. We're at 9:00 AM. We appreciate everybody joining again last minute and hope everyone has a wonderful holiday and get some rest, and we'll talk to everybody some time in the New Year. Bye-bye. ............................................................................................................................. ......................................................................................................................... 11 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com